January 31, 2008

VIA EDGAR AND FEDERAL EXPRESS

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	BEA Systems, Inc. (File No. 000-22369)
Form 10-K for the Fiscal Year Ended January 31, 2007
Form 10-Q for the Quarterly Period Ended October 31, 2007
Form 8-K: Filed November 17, 2007

Dear Mr. Krikorian,

Reference is made to your letter, dated January 10, 2008, addressed to BEA Systems, Inc. (the “Company”) regarding the above-referenced filings. The following information is provided in response to your comments, which comments are included below in italics. Please note that the heading and number of the response set forth below correspond to the heading and number of the comment contained in your letter.

Form 10-K for the Year Ended January 31, 2007

Notes to Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements, page 108

1.	We note your disclosures throughout the filing that the Independent Review was conducted with the assistance of independent legal counsel and forensic accountants. We also note your disclosure on page 16 in your Form 10-Q for the quarterly period ended October 31, 2007 that the purchase price of the 17-story building and parking facilities was allocated to the land and building based on third party appraisals. In addition to naming these specialists, following Securities Act Rule 436(b) of Regulation C, your filings should include the experts’ consents to alleviate having to obtain new consents for existing registration statements that automatically incorporate by reference any subsequently filed Form 10-Ks or Form 10-Qs.

We advise the Staff that with respect to conducting the Independent Review with the assistance of independent legal counsel and forensic accountants, collectively the “Review Firms,” management did not, and does not intend to, quote or summarize any portion of a report or opinion from the Review Firms in our filed reports. The information prepared by the Review Firms was thoroughly reviewed and discussed with management, the Audit Committee and the Board of Directors in order for management, the Audit Committee and the Board of Directors to reach final conclusions related to the restatement and other matters. The disclosures in the Form 10-K for the year ended January 31, 2007 were drafted by management and reviewed by the Audit Committee, Board of Directors and the Review Firms as well as outside counsel and external auditors. The disclosure was not included in our filings upon the authority of or in reliance upon the Review Firms as experts within the meaning of the rules promulgated under the Securities Act Rule 436 (a) and (b) of Regulation C. We will ensure that we do not include any references to these advisors as “experts” within the meaning of Rule 436(b) in future filings.

We advise the Staff that we did not quote or summarize any portion of a report, opinion or appraisals within the meaning of the rules promulgated under the Securities Act Rule 436 (a) and (b) of Regulation C with respect to the reference to the purchase price allocation of the 17-story building and parking facilities. We utilized factual information that was provided in the appraisals to determine the allocation, including, for example, property tax assessment information and current comparable sales information. We supplementally advise the Staff that future disclosures will be revised to more accurately reflect how this allocation was determined. We will remove any reference to the third party appraisers in future filings.

Form 10-Q for the Quarterly Period Ended October 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 36

2.	Tell us what consideration you gave to updating your table of contractual obligations for amounts related to FIN 48 liabilities. Refer to the SEC Regulations Committee Meeting minutes on April 17, 2007.

We advise the Staff that we did not consider updating our contractual obligations table for amounts related to FIN 48 for the quarter ended October 31, 2007. We will disclose the amount of our FIN 48 liabilities in the contractual obligations table in our future Form 10-K filings consistent with the requirements of the Regulations Committee Meeting minutes on April 17, 2007. We will reflect our short-term FIN 48 liabilities in the “Less than 1 year” column in the contractual obligations table (“table”) and we will footnote the table and disclose the remaining amount of the FIN 48 liabilities that we do not reflect in the table because were are unable to estimate the timing of these future payments with a reasonably reliable estimate about the related demands on our liquidity.

Form 8-K, Filed November 15, 2007

Exhibit 99.1

3.	We note the presentation of certain non-GAAP measures in your earnings release. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(l)(i) of Regulation S-K. Specifically, you should include an explanation of the usefulness of your non-GAAP financial measures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K and considering the guidance in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003. In this regard, we note that you previously indicated to the Staff in your letter dated October 20, 2006 that you would revise your disclosure in future earnings releases to clarify why you believe excluding each of the items from our non-GAAP presentation provides appropriate and useful measures of performance

We advise the Staff that we will include disclosures in our future earnings releases to further clarify why we believe excluding each of the items from our non-GAAP presentation provides appropriate and useful measures of performance. Consistent with our letter dated October 20, 2006, we believe that including our non-GAAP presentation is important because (1) it reflects our view of “core continuing operations”, (2) is representative of management’s methodology of analyzing the results of the business operations including evaluating management’s performance and the budgeting process and (3) the professional investment community uses our non-GAAP measures in its analysis of our financial results and earnings potential and these measures facilitate comparison with the results of other companies in our industry.

We supplementally advise the Staff that we will be adding the following items to the GAAP to Non-GAAP reconciliation included in our future earnings releases that will be furnished on Form 8-K. We believe excluding certain expenses associated with our stock option restatement investigation provides meaningful supplemental information regarding the Company’s operational performance. Stock option review expenses resulted from third parties associated with completing the stock option investigation and restatement. These fees were incurred primarily from the fourth quarter of fiscal 2007 through the fourth quarter of fiscal 2008. 409A expenses were incurred in order to remedy current and former employee exposures to federal and state tax agencies due to the results of the stock option investigation and restatement. Restatement adjustments were primarily due to two issues: the modification of stock options resulting from the extension of stock option exercise periods for former employees who’s options would have been cancelled because the Company was not a timely filer and for the additional income and employment taxes associated with “reclassified” and “modified” stock options from incentive stock options (ISO) to non-qualified stock options (NQSO). The unique nature of our stock option investigation costs and associated tax related charges may limit the comparability of our on-going operations with prior and future periods and these costs are considered non-core costs since they are not indicative of current operational performance.

We supplementally advise the Staff that we believe excluding certain charges associated with strategic advisors provides meaningful supplemental information to the investor community since these fees are associated with advisory and legal fees arising from Carl Icahn’s shareholder litigation and activist activities as well as Oracle’s October 2007 offer to acquire BEA. Subsequently, Oracle and BEA signed an Agreement and Plan of Merger on January 16, 2008. We view these expenses as non-core costs since they are not indicative of current operational performance and will only be incurred for a finite period of time, the third quarter of fiscal 2008 through the close of the Oracle/BEA merger. Therefore, the unique nature of these costs may limit the comparability of our on-going operations with prior and future periods.

We hereby acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the Year Ended January 31, 2007, the Form 10-Q filed for the Quarterly Period Ended October 31, 2007 and the Form 8-K filed November 17, 2007;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K for the Year Ended January 31, 2007, the Form 10-Q filed for the Quarterly Period Ended October 31, 2007 and the Form 8-K filed November 17, 2007; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (408) 570-8580 or Robert Donohue, Vice President, Legal at (408) 570-8274.

Sincerely,

/s/ Mark P. Dentinger
Mark P. Dentinger Executive Vice President, Chief Financial Officer

cc: Melissa Walsh, Staff Accountant

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